May 5, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker

Accounting Branch Chief Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Molson Coors Brewing Company

Form 10-K for the Year Ended December 31, 2015

Filed February 11, 2016

File No. 001-14829

Dear Mr. Decker:

Molson Coors Brewing Company (the “Company”) respectfully submits this supplemental response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 28, 2016, relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2015 (the “10-K” or “our 10-K”). For clarity, this response is intended to supplement and clarify the Company’s response dated April 14, 2016 regarding the Company’s utilization of the “underlying free cash flow” measure.

Supplemental Response:

As the Company has acknowledged, we reconcile our “underlying free cash flow” measure to cash provided by operating activities, which we determined to be the nearest U.S. GAAP measure, and deliberately disclosed the resulting non-GAAP metric as an operating performance measure.  However, we also acknowledge that our cash adjustments to underlying free cash flow impact liquidity and that cash provided by operating activities is a U.S. GAAP liquidity measure. As a result, these factors may have the potential to conflate “underlying free cash flow” with a liquidity measure given its inherent characteristics of liquidity.

Therefore, in order to eliminate the potential risk for confusion of the intent and objective of the measure and the potential applicability of Item 10(e)(1)(ii)(A) of Regulation S-K, the Company proposes to remove “underlying free cash flow” from its Form 10-K, Form 10-Qs and other filings made with the Commission. Rather, the

Molson Coors Brewing Company

1801 California Street Suite 4600 • Denver, Colorado • 80202 • USA
Tel. (303) 927-2416

MOLSON is a registered trademark of Molson Canada 2005, used under license. COORS is a registered trademark of Coors Brewing Company, used under license.

Company proposes to disclose “underlying free cash flow” only in its quarterly investor calls and other oral investor meetings and in its quarterly earnings release. The Company will furnish to the Commission its quarterly earnings release on Form 8-K under Item 2.02. The Company acknowledges that Instruction 2 to Item 2.02 of Form 8-K applies the requirements of Item 10(e)(1)(i) of Regulation S-K to any non-GAAP metrics furnished under Item 2.02 and the Company commits to complying with the requirements of Item 10(e)(1)(i) in all furnished materials. The Company further notes, however, that the requirements of Item 10(e)(1)(ii)(A)-(E) are not applicable to non-GAAP measures furnished to the Commission.

For reference, below is the proposed future disclosure related to “underlying free cash flow” and other non-GAAP measures to be included in future earnings materials furnished under Item 2.02.

Use of Non-GAAP Measures

In addition to financial measures presented on the basis of accounting principles generally accepted in the U.S. (“U.S. GAAP”), we also present pretax and after-tax “underlying income,” “underlying income per diluted share,” “underlying effective tax rate,” and “underlying free cash flow,” which are non-GAAP measures and should be viewed as supplements to (not substitutes for) our results of operations presented under U.S. GAAP. We also present underlying earnings before interest, taxes, depreciation, and amortization (“underlying EBITDA”) as a non-GAAP measure. Our management uses underlying income, underlying income per diluted share, underlying EBITDA, and underlying effective tax rate as measures of operating performance, as well as underlying free cash flow in the measure of cash generated from core operations, to assist in comparing performance from period to period on a consistent basis; as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; in communications with the board of directors, stockholders, analysts and investors concerning our financial performance; as useful comparisons to the performance of our competitors; and as metrics of certain management incentive compensation calculations. We believe that underlying income, underlying income per diluted share, underlying EBITDA, and underlying effective tax rate performance are used by, and are useful to, investors and other users of our financial statements in evaluating our operating performance, as well as underlying free cash flow in evaluating our generation of cash from core operations, because they provide an additional tool to evaluate our performance without regard to special and non-core items, which can vary substantially from company to company depending upon accounting methods and book value of assets and capital structure. In addition to the reasons discussed above, we consider underlying free cash flow an important measure of our ability to generate cash, grow our business and enhance shareholder value, driven by core operations and after adjusting for non-core items. For discussion and analysis of our liquidity, see the unaudited condensed consolidated statements of cash flows and the Liquidity and Capital Resources section below. We have provided reconciliations of all non-GAAP measures to their nearest U.S. GAAP measure and have consistently applied the adjustments within our reconciliations in arriving at each non-GAAP measure. These adjustments consist of special items from our U.S. GAAP financial statements as well as other non-core items, such as acquisition and integration related costs, unrealized mark-to-market gains and losses, and gains and losses on sales of non-operating assets, included in our U.S. GAAP results that warrant adjustment to arrive at non-GAAP results. We consider these items to be necessary adjustments for purposes of evaluating our ongoing business performance and are often considered non-recurring. Such adjustments are subjective and involve significant management judgment.

* * * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 927-2337.  Thank you for your time and consideration.

Respectfully submitted,

/s/ Brian C. Tabolt
Brian C. Tabolt
Controller
(Chief Accounting Officer)

cc: Mauricio Restrepo
Chief Financial Officer
(Principal Financial Officer)